Exhibit 99(c)

Certificate as to Compliance

I, Steven H. Smith, Servicing Officer of Household Finance Corporation (the "Master Servicer"), DO HEREBY CERTIFY, in accordance with Section 4.10 of the Master Sale & Servicing Agreement dated as of June 1, 1999 among Household Auto Receivables Corporation, as Seller, the Master Servicer and JP Morgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (the "Master Sale & Servicing Agreement"), that:

1. A review of the activities of the Master Servicer from January 1 through December 31, 2003 (the "Year") and of its performance under the Master Sale & Servicing Agreement has been made under my supervision; and

2. To the best of my knowledge, based on my review, the Master Servicer has fulfilled all of its material obligations under the Master Sale & Servicing Agreement throughout the Year.

IN WITNESS WHEREOF, I have signed this certificate this 25th day of March, 2004.

/s/ Steven H. Smith

Steven H. Smith

Servicing Officer

AUTO 1999-1